SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

FIND/SVP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

317718302000
(CUSIP Number)

Brian P. Friedman
Furman Selz SBIC L.P.
55 East 52nd Street
New York, New York 10055-0002
(212) 409-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 317718302000	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Furman Selz SBIC L.P. 13-3756825

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 shares of Common Stock 156,500 shares of Common Stock 0 shares of Common Stock 156,500 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,500 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 317718302000	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Furman Selz SBIC Investments LLC 13-3863604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 shares of Common Stock 156,500 shares of Common Stock 0 shares of Common Stock 156,500 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,500 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 317718302000	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Furman Selz Investments LLC 13-3863171

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 shares of Common Stock 156,500 shares of Common Stock 0 shares of Common Stock 156,500 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,500 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 317718302000	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ING Furman Selz Asset Management LLC 13-4038444

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 shares of Common Stock 156,500 shares of Common Stock 0 shares of Common Stock 156,500 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,500 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 317718302000	Page 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ING (U.S) Financial Holdings, Inc. 51-0262561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 shares of Common Stock 156,500 shares of Common Stock 0 shares of Common Stock 156,500 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,500 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 317718302000	Page 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ING BANK N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 shares of Common Stock 156,500 shares of Common Stock 0 shares of Common Stock 156,500 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,500 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%

14	TYPE OF REPORTING PERSON* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 317718302000	Page 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ING GROEP N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 shares of Common Stock 156,500 shares of Common Stock 0 shares of Common Stock 156,500 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,500 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%

14	TYPE OF REPORTING PERSON* IC

*SEE INSTRUCTIONS BEFORE FILLING OUT

The Statement on Schedule 13D, filed on November 12, 1996 (the "Schedule 13D") with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of FIND/SVP, Inc., a New York corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

Item 1.           Security and Issuer.

                       This statement on Schedule 13D, Amendment No. 3, relates to the Common Stock of the Company.

Item 3.           Source and Amount of Funds.

                        Item 3 is hereby amended to add the following thereto:

                        As of February 28, 2000, Furman Selz SBIC L.P. ("Furman Selz SBIC") held warrants to purchase 691,055 shares of Common Stock. From that date through August 8, 2000, Furman Selz SBIC acquired 58,000 shares of Common Stock through the periodic exercise of such warrants for an aggregate exercise price of $130,500. Over the same period, Furman Selz SBIC made periodic sales of Common Stock on the open market, with aggregate sales totaling 51,500 shares of Common Stock. As of August 8, 2000, the balance of 6,500 shares of Common Stock remained in Furman Selz SBIC's possession. The funds used to pay the exercise price of the exercised warrants came from Furman Selz SBIC's working capital.

                        On August 8, 2000, the Company redeemed one of its senior subordinated notes held by Furman Selz SBIC. As part of this redemption, Furman Selz SBIC exchanged all of its remaining warrants with the Company for 150,000 shares of Common Stock.

Item 5.            Interest in Securities of the Issuer.

                        Item 5 is hereby amended to add the following thereto:

                        As of November 1, 2000, the Company had outstanding 7,605,943 shares of Common Stock. As of August 8, 2000, and the date of this Statement, Furman Selz SBIC was the direct beneficial owner of 156,500 shares of Common Stock, 2.1% of the total outstanding. All of the Reporting Persons shared the power to vote and direct the disposition of these securities.

                        The Reporting Persons have not engaged in any transactions involving shares of Common Stock within the past 60 days.

                        As of August 8, 2000, all of the Reporting Persons ceased to be beneficial owners of more than five percent of the Company's Common Stock.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2001

FURMAN SELZ SBIC L.P.

By: /s/ Brian P. Friedman
      Name: Brian P. Friedman
      Title: President of General Partner

FURMAN SELZ SBIC INVESTMENTS LLC

By: /s/ Brian P. Friedman
      Name: Brian P. Friedman
      Title: President

FURMAN SELZ INVESTMENTS LLC

By: /s/ Brian P. Friedman
      Name: Brian P. Friedman
      Title: President

ING FURMAN SELZ ASSET MANAGEMENT LLC

By: /s/ Robert Miller
      Name: Robert Miller
      Title: Executive Vice-President

ING (U.S.) FINANCIAL HOLDINGS, INC.

By: /s/ Robert Miller
      Robert Miller, under Power of Attorney

ING BANK N.V.

By: /s/ Robert Miller
      Robert Miller, under Power of Attorney

ING GROEP N.V.

By: /s/ Robert Miller
      Robert Miller, under Power of Attorney